FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC SELLS ITS 49 PER CENT STAKE IN

HSBC MERCHANT SERVICES TO GLOBAL PAYMENTS

FOR US$307.7 MILLION

HSBC Bank plc has sold its 49 per cent holding in HSBC Merchant Services LLP (HMS), the card processing joint venture that serves its
UK
 business clients, to its partner in the venture, Global Payments Inc., for a consideration of US$307.7 million in cash.

The HMS joint venture was created in June 2008 when HSBC sold a 51 per cent stake to Global Payments Inc., a leading processor of electronic transactions. HSBC and Global Payments also have sale-and-referral agreements in the
US
 and
Canada
 along with a joint venture in
Asia
 covering 11 countries and territories.

A new 10 year marketing alliance agreement has also been signed, under which HSBC will continue to refer its
UK
 customers to HMS. No staff will be affected by the change of ownership and HMS will continue to be based in
Leicester
.

Noel Quinn, HSBC's UK Head of Commercial Banking, said: "We are focussed on ensuring that our commercial banking relationships benefit from a combination of HSBC's core service capabilities, including our international distribution, and from high quality support services. Global Payments is a market leader in the provision of card processing services, whom we know well from working together in Asia and
North America
. Our
UK
 customers will continue to benefit from their expertise."

Paul R. Garcia, Chairman, President and Chief Executive Officer of Global Payments, said:
"We are very pleased to acquire the remaining interest in our joint venture. Our performance in the
United Kingdom
 this year has provided a strong foundation for long-term growth, as we continue to provide a wide range of high value payment solutions and world-class service to merchants. This transaction demonstrates the strength of our relationship with HSBC as our partnership in the
United Kingdom
 evolves from a joint venture to a marketing alliance. We look forward to continuing and extending our successful worldwide relationship with HSBC."

Notes to Editors:

1. HSBC Bank plc
HSBC serves 15.6 million customers in the
UK
 and employs more than 40,000
UK
 staff. HSBC is
Britain
's most recommended big bank. HSBC Bank plc is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group.

2. Global Payments Inc.
Global Payments Inc. (NYSE:GPN) is a leading provider of electronic transaction processing services for consumers, merchants, Independent Sales Organizations (ISOs), financial institutions, government agencies and multi-national corporations located throughout the United States, Canada, Latin America, Europe, and the Asia-Pacific region. Global Payments offers a comprehensive line of processing solutions for credit and debit cards, business-to-business purchasing cards, gift cards, electronic check conversion and check guarantee, verification and recovery including electronic check services, as well as terminal management. The company also provides consumer money transfer services from the
United States
 and Europe to destinations in Latin America,
Morocco
, and the
Philippines
. For more information about the company and its services, visit
www.globalpaymentsinc.com
.

3. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from around 9,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,527 billion at 31 December 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  12 June, 2009